Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT*

Name of Subsidiary	Jurisdiction of Incorporation
Couchbase France SAS	France
Couchbase Germany GmbH	Germany
Couchbase India Private Limited	India
Couchbase Israel Technologies Limited	Israel
Couchbase Japan K.K.	Japan
Couchbase Limited	England and Wales
Couchbase Middle East Limited Offshore Dubai Entity	United Arab Emirates

*

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Couchbase, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.